AIDA PHARMACEUTICALS, INC.

31 Dingjiang Road, Jianggan District

Hangzhou, China 310016

86-571-85802712

January 3, 2008

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.

Re:  AIDA Pharmaceuticals, Inc.

        Registration Statement on Form SB-2, filed November 13, 2007

        File No. 333-147318

Dear Mr. Riedler:

We are responding to your letter dated November 16, 2007.  Please note that we have updated the Amendment No. 1 to include the Company’s financial statements for the period ended September 30, 2007.   We have replied below on a comment by comment basis, with each response following the staff’s comment to which it applies (the “Comments”).   The responses to the Comments are numbered to relate to the corresponding Comments in your letter.  In view of the Comments and the Company’s Reponses set forth below, the Company has amended the registration statement accordingly.  Where applicable, the revised pages or sections of the Amendment No. 1 to Form SB-2 have been referenced.

Prospectus Cover Page

1.

Please revise the cover page of your prospectus to clearly indicate that the selling price of the units will be $2.20 per unit. Please refer to Item 501 of Regulation S-B for a list of the items required to be disclosed on the cover page of your prospectus.

Response

Amendment No. 1 to our Registration Statement on Form SB-2 has been revised at page 1 to reflect our response to the Commission’s comments.

Determination of Offering, Price, page 26

2.

 We note your disclosure that you “have proposed a selling price of $2.20 per share.” Please revise your disclosure to clarify that the selling price will be $2.20 per unit, rather than per share. Also, please describe the formula or other criteria used to determine a selling price of $2.20 per unit.

Response

Amendment No. 1 to our Registration Statement on Form SB-2 has been revised at page 24 to reflect our response to the Commission’s comments.

Signatures, pages 11-5

3.

Please revise your signature page to include the signature of your controller or principal accounting officer. Also, if correct, please clarify under the respective signatures that Mr. Biao Jin is your principal executive officer and that Ms. Hal Lin is your principal financial officer. Please see Instructions 1 and 2 to Form

SB-2.

Response

Amendment No. 1 to our Registration Statement on Form SB-2 has been revised at page II-5 to reflect our response to the Commission’s comments.

Please feel free to contact the undersigned at (86571) 858-02712 or David B. Manno, Esq. of Sichenzia Ross Friedman Ference LLP at (212) 981-6772 should you have further questions or comments.

Very truly yours,

/s/ Biao Jin

Biao Jin

Chief Executive Officer